Mark B. Weeks +1 650 843 5011 mweeks@cooley.com	VIA EDGAR
*FOIA Confidential Treatment Request*
Confidential Treatment Requested by NeuroPace, Inc.
in connection with its Registration Statement on Form S-1 (File No. 333-254663)
April 6, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Abby Adams
Chris Edwards
Tara Harkins
Angela Connell

Re:	NeuroPace, Inc.
Registration Statement on Form S-1
Filed March 24, 2021
File No. 333-254663
Ladies and Gentlemen:
On behalf of NeuroPace, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated February 25, 2021 (the “Comment Letter”), relating to the Company’s draft Registration Statement on Form S-1 confidentially submitted to the Commission on January 29, 2021 and as further updated by the Company with a Registration Statement on Form S-1 filed with the Commission on March 24, 2021 (the “Registration Statement”), we are submitting this supplemental letter to further address Comment No. 2 of the Comment Letter. For the convenience of the Staff, we have incorporated the text of Comment No. 2 into this letter.
Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83).
Staff Comment
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Significant Judgments and Use of Estimates
Common Stock Valuation and Stock-Based Compensation, page 96

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission April 6, 2021 Page 2
2.Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.
Response:
Preliminary Price Range
The Company advises the Staff that the Company currently expects a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for the initial public offering (“IPO”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”), which Preliminary Price Range does not reflect the impact of a 1-for-[***] reverse stock split of the capital stock of the Company, including the Common Stock, that the Company anticipates will be effected prior to the effectiveness of the Registration Statement (the “Reverse Stock Split”). This Preliminary Price Range implies a pre-money valuation range for the Company of $[***] million to $[***] million.
The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the medical device industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the medical device industry, as well as input received from J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, the representatives of the several underwriters for the Company’s IPO (the “Representatives”). The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value or single valuation methodology, but was determined based on a variety of considerations and methodologies, including the assessment of the aforementioned factors.
The Company will include a narrower bona fide price range of the Common Stock, as adjusted for the Reverse Stock Split, in an amendment to the Registration Statement that will be filed prior to the commencement of the Company’s road show. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company. As a result of these factors and due to the volatility in the securities markets, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and C&DI 134.04.
Common Stock Valuation Methodologies
As there has been no public market for the Common Stock to date, the estimated fair value of Common Stock for purposes of granting equity awards has been determined by the Company’s board of directors (the “Board”), as of the date of each option grant, with input from management, considering the Company’s (i) recent issuances and sales of its Series B’ convertible preferred stock and, before that, its convertible promissory notes, and (ii) the most recent third-party valuation of its Common Stock, as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant at that time and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the Common Stock as of each grant date, including:
•the prices at which the Company sold shares of its convertible preferred stock and the superior rights, preferences and privileges of its convertible preferred stock relative to the
[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission April 6, 2021 Page 3
Common Stock at the time of each grant, including the significant liquidation preferences of the Company’s convertible preferred stock;
•external market conditions affecting the medical device industry, including a review of the performance and metrics of guideline public companies;
•the impact on the Company and the medical device industry and general economy due to the COVID-19 pandemic;
•the Company’s financial position, including cash on hand, outstanding debt balance, and the Company’s historical and forecasted performance and operating results;
•the lack of an active public market for the Common Stock and the Company’s convertible preferred stock; and
•the likelihood of achieving a liquidity event, such as an IPO, or sale of the Company in light of prevailing market conditions.
The third-party valuations of Common Stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically its common stock.
In accordance with the Practice Aid, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of the Common Stock at each valuation date.
•Option Pricing Method (the “OPM”). The OPM is an allocation method that considers the current value of equity and then allocates that equity value to the various equity interests considering their rights and preferences. The OPM treats common stock and preferred stock as call options on a company’s equity value, with exercise prices based on the liquidation preferences of the preferred stock. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale.
•Probability-Weighted Expected Return Method (the “PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by a company, as well as the economic and control rights of each share class.
•Hybrid Method. The hybrid method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM factoring in possible future liquidity events.
In order for the Board to determine the estimated fair value of the Common Stock, the OPM was utilized for the independent third-party valuation of the Common Stock as of August 31, 2020 (the “August 2020 Valuation”), as discussed below. The Hybrid Method was utilized for the independent third-party valuation of the Common Stock as of December 31, 2020 (the “December 2020 Valuation”),
[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission April 6, 2021 Page 4
as discussed below, taking into account the likelihood of the occurrence of certain discrete events, such as an IPO, improving market conditions and the receptivity of the market to IPOs. After the August 2020 Valuation, the valuation methodology changed to the use of a Hybrid Method incorporating the remain private scenario (using the OPM, specifically, the backsolve method) and the PWERM, as the Company had obtained better visibility into the timing of a potential IPO, but still considered the uncertainty around the Company’s value should an IPO not occur. The Hybrid Method is commonly used in these situations and is consistent with guidance from the Practice Aid. In that IPO scenario, the Company assumed that all outstanding shares of its convertible preferred stock would be converted into shares of Common Stock. In addition, given the Common Stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made in each of the OPM and Hybrid Method to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).
At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Common Stock. For grants of stock awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Common Stock on the date of grant taking into consideration the most recent valuation report as well as other pertinent information available to it at the time of the grant.
Common Stock Valuations and Stock Option Grants
To facilitate the Staff’s review, the table below contains a complete list of all shares of the Company’s Common Stock underlying stock options granted during the year ended December 31, 2020 and through the date hereof (the “Review Period”) together with the exercise price per share and the underlying Common Stock fair value per share used for financial reporting purposes. The Company has not made any other stock option grants during the Review Period.

Date of Grant	Numbers of Shares Subject to Stock Options Granted	Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock at Date of Grant for Financial Reporting
October 30, 2020	7,155,425	$0.01	$0.20
November 11, 2020	76,500	$0.01	$0.24
November 30, 2020	443,212(1)	$0.01	$0.30
January 21, 2021	489,750	$0.40	–(2)
Total	8,164,887
__________
(1)Previously granted options to purchase an aggregate of 443,212 shares of Common Stock were repriced on November 30, 2020 to provide for an exercise price of $0.01 per share. The Company treated the repricing as a modification of terms of the options outstanding.
(2)For options granted on January 21, 2021, the Company intends to measure an interpolated fair value between $0.40 (the price per share in the December 2020 Valuation) and the mid-point of the bona fide price range that will be set forth in an amendment to the Registration Statement filed prior to the commencement of the Company’s road show.
For financial reporting purposes, the Company retrospectively assessed the fair value used for computing stock-based compensation expense after considering the fair value reflected on the August 2020 Valuation and other facts and circumstances on the date of grant, and used linear interpolation to determine the estimated fair value between the August 2020 Valuation and the December 2020 Valuation. The Company believes that the linear interpolation methodology provided a reasonable basis for the valuation of the common stock for financial reporting purposes in the instances where the Company did
[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission April 6, 2021 Page 5
not identify any single event that would have caused a material change in the fair value of the common stock. For equity awards granted on October 30, 2020 and in November 2020 (including the repriced stock options), the Company measured the grant-date fair value of the awards based on the interpolated fair value of the common stock between August 31, 2020 and December 31, 2020. For equity awards granted on January 21, 2021, the Company intends to measure an interpolated fair value between $0.40 (the price per share in the December 2020 Valuation) and the mid-point of the bona fide price range that will be set forth in an amendment to the Registration Statement filed prior to the commencement of the Company’s road show.
The August 2020 Valuation and December 2020 Valuation are summarized below, along with a discussion of the Company’s use of those valuations in determining the fair value for computing stock-based compensation expense as of each date when the Company granted equity awards during the Review Period.
August 2020 Valuation and October 30, 2020, November 11, 2020 and November 30, 2020 Stock Option Grants
On October 30, 2020 and November 11, 2020 the Company granted stock options to purchase an aggregate of 7,231,925 shares of Common Stock at an exercise price of $0.01 per share and on November 30, 2020, the Company repriced the exercise price of previously granted outstanding options to purchase an aggregate of 443,212 shares of Common Stock to $0.01 per share. On the date of each grant, the Board determined the estimated fair value of the Common Stock was $0.01 per share based on a number of factors, including the August 2020 Valuation.
For the August 2020 Valuation, the Company estimated the fair value of the Common Stock by using the OPM to estimate the fair value of the Common Stock. For the OPM, the market approach, specifically the backsolve method, was used to determine the implied total equity value of the Company by accounting for all share class rights and preferences. The backsolve method reflected the Company’s closing of the issuances and sales of its Series B’ convertible preferred stock in August 2020, for an aggregate of 41,545,772 shares at a price of $1.6701 per share. In addition, in determining the total implied equity value under the backsolve method, the Company used an estimated volatility of 62% and an estimated time to liquidity of 0.83 years, based on management’s best estimates of a liquidity event at such time.
After applying a DLOM of 45.0%, the fair value of the Common Stock was estimated to be $0.005 per share in the August 2020 Valuation. Beginning in March 2020, the Company’s net sales were negatively impacted by the COVID-19 pandemic as hospitals delayed or canceled elective procedures. The decrease in hospital admission rates and elective surgeries reduced demand for elective procedures using the Company's RNS System. At the time of the August 2020 Valuation, the timing, extent and continuation of any increase in procedures, and any corresponding increase in sales of the Company’s products, and whether there could be a future decrease in the current level of procedures as a result of the COVID-19 pandemic or otherwise, remained uncertain. Despite the estimated fair value of $0.005 per share set forth in the August 2020 Valuation, the Board rounded up to the nearest whole cent when granting and repricing stock options in October and November 2020 with an exercise price of $0.01 per share.
In December 2020, the Company began to make plans for an IPO, including selecting the Representatives, hiring a general counsel, further building out its finance and accounting function by hiring third-party advisors, holding an organizational meeting on December 8, 2020, and scheduling drafting sessions to prepare the Company’s draft registration statement. In light of these developments, the Company concluded that it was appropriate to perform the linear interpolation between the August
[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission April 6, 2021 Page 6
2020 Valuation and the December 2020 Valuation to determine the grant date fair value of the stock options for financial reporting purposes.
December 2020 Valuation and January 21, 2021 Stock Option Grants
On January 21, 2021, the Company granted stock options to purchase a total of 489,750 shares of Common Stock at an exercise price of $0.40 per share. On the date of grant, the Board determined the estimated fair value of the Common Stock was $0.40 per share based on a number of factors, including the December 2020 Valuation.
For the December 2020 Valuation, the Company estimated the fair value of the Common Stock by using the Hybrid Method. The Hybrid Method addressed three probability-weighted scenarios: (i) a remain private scenario, weighted at 80.0%, (ii) an IPO scenario assuming an IPO in April 2021, weighted at 10.0%, and (iii) an IPO scenario assuming an IPO in November 2021, weighted at 10.0%.
The going concern (stay-private) scenario used the OPM to estimate the fair value of the Common Stock. For the OPM, the market approach, specifically the backsolve method, was used to determine the implied total equity value of the Company by accounting for all share class rights and preferences. Further, a hybrid of an income and market approach was used through the construction of a discounted cash flow analysis to support the basis of the equity value indicated from the backsolve method. While the discounted cash flow was not used expressly as an indication of value, its indication of value provided independent support of the reasonableness of the value estimate produced by the backsolve method.
In determining the implied total equity value under the backsolve method, the Company used an estimated volatility of 73% and an estimated time to liquidity of 1.5 years, based on management’s best estimates of a liquidity event at such time.
The IPO scenarios used the PWERM to estimate the fair value of the Common Stock. For the PWERM, the future equity value at an expected IPO scenario date was allocated to the outstanding shares of the Company’s convertible preferred stock, options to purchase shares of Common Stock, and shares of Common Stock, based on the rights and preferences of each class and series of equity.
The Company deemed it appropriate to apply a 10.0% weighting for the April 2021 IPO scenario and a 10.0% weighting to the November 2021 IPO scenario because around the time of the December 2020 Valuation, the Company was engaged in only the early stages of its IPO process, including scheduling the organizational meeting and drafting the Registration Statement. The Company had not yet submitted the Registration Statement at this time and was still in the early stages of preparing for its financial audit. In addition, there existed uncertainties related to future business and other events outside of the Company’s control (e.g., the continuing impact of the COVID-19 pandemic) that could materially impact the viability and timing of any IPO by the Company. Accordingly, based on the foregoing and certain other discussions with the Company’s management, and based on the numerous processes and requirements that need to be satisfied before being able to proceed with an IPO, the PWERM for the April 2021 IPO scenario was weighted at 10.0% and the PWERM for the November 2021 IPO scenario was weighted at 10.0%, and captured the value created in the potential IPO scenarios, and the remain private scenario valued using the OPM method was weighted at 80.0%. For the IPO scenarios, the December 2020 Valuation contemplated pricing and revenue multiples from recent IPOs comparable to the Company in the medical device industry.
In addition, for purposes of the December 2020 Valuation, the DLOM was concluded to be 45.0% for the remain private scenario, 25.0% for the November 2021 IPO scenario and 14.0% for the April 2021 IPO scenario.
[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission April 6, 2021 Page 7
For the period from the date of the December 2020 Valuation to January 21, 2021, except as noted below, the Board determined there were no internal or external developments since the July 2020 Valuation that warranted a change in the estimated fair value of the Common Stock. However, around the time of the December 2020 Valuation, the Company was engaged in the early stages of its IPO process, and held its organizational meeting for its planned IPO on December 8, 2020, which was contemplated in the December 2020 Valuation by virtue of its utilization of the Hybrid Method. Thus, at the time of the December 2020 Valuation and the January 21, 2021 grants, the Board determined the estimated fair value of the Common Stock for the January 21, 2021 stock option grants was $0.40 per share. For equity awards granted on January 21, 2021, the Company intends to measure an interpolated fair value between $0.40 and the mid-point of the bona fide price range that will be set forth in an amendment to the Registration Statement filed prior to the commencement of the Company’s road show.
Explanation of Difference Between the Estimated Fair Value of Common Stock Using the December 2020 Valuation and the Midpoint of the Preliminary Price Range
The Company believes that the difference in value reflected between the estimated fair value of its Common Stock using the December 2020 Valuation and the Preliminary Price Range is the result of the following key factors, among others:
•The Company made additional progress in its planned IPO, including the initial confidential submission of the draft Registration Statement on Form S-1 with the Commission on January 29, 2021, commencing and continuing to hold testing the waters meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Act”) and the filing of the Registration Statement with the Commission on March 24, 2021.
•The Preliminary Price Range assumes a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario.
•The Preliminary Price Range represents a future price for the shares of Common Stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the Common Stock based on the December 2020 Valuation, which utilized a DLOM of 45.0% for the remain private scenario, 25.0% for the November 2021 IPO scenario and 14.0% for the April 2021 IPO scenario, represents an estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.
•The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its Common Stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Common Stock and liquidation payments of approximately $227.8 million in preference to holders of Common Stock. The Preliminary Price Range described assumes the conversion, on a share-for-share basis, of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the Common Stock.
[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission April 6, 2021 Page 8
•Recent market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.
•The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company.
Conclusion
In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Common Stock Valuations and Stock Option Grants,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants over the last twelve months, were reasonable and appropriate for the reasons described herein and in the Registration Statement.
Destruction of This Unredacted Letter Pursuant to Rule 418 Under the Act
We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.
*     *     *
Please contact me at (650) 843-5011, Seth Gottlieb at (650) 843-5059 or Brett White at (650) 843-5191 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Mark B. Weeks
Mark B. Weeks
Cooley LLP

cc:	Michael Favet, NeuroPace, Inc.
Rebecca Kuhn, NeuroPace, Inc.
Irina Ridley, NeuroPace, Inc.
Seth Gottlieb, Cooley LLP
Brett White, Cooley LLP
Alan Denenberg, Davis Polk & Wardwell LLP
[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com